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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software and Gruppo Engineering Sign iBOLT Integration and Reseller Partnership Agreement

Leading Italian System Integrator To Use iBOLT For Future Integration Projects

Irvine, California (September 29, 2003) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology and Gruppo Engineering, one of the leading system integrators in Italy, announced today the signing of an iBOLT integration and reseller partnership agreement for the Italian EAI market.

“We have evaluated the iBOLT Integration Suite and we are convinced that iBOLT enables companies to implement business and process integration more rapidly and at a lower cost than competitive products,” said Pieraldo Casini, Director, Industry, Tlc & Services Division of Gruppo Engineering. “In addition to using iBOLT for projects that we will execute, we will also strive to resell iBOLT to large organizations for their internal use.”

iBOLT Integration Suite provides organizations with an affordable platform for integrating current and future business-critical applications. It offers a multi-tiered component-based environment, where developers define and combine components to automate business processes. iBOLT empowers companies to dramatically improve performance and return on investment.

As part of the integration and reseller agreement, Gruppo Engineering will actively promote iBOLT inside their existing installed base.

“We are very excited to work with Gruppo Engineering to bring iBOLT to the Italian market,” said Regev Yativ, Managing Director of Magic Software’s European operation. “Engineering is one of Italy's leading system integrators and a major technology player in the Italian market. We look forward to supporting them in bringing iBOLT to the leading companies in Italy. We are confident that the combination of Engineering’s project management skills and iBOLT’s business integration and process management capabilities, will provide an excellent solution for our customers in Italy.”

About Engineering Ingegneria Informatica

Engineering Ingegneria Informatica is the parent company of the same Italian Group with 24 branch offices, 2800  employees and a total output of 300 million euro. Quoted on Italian Stock Exchange and listed on Nuovo Mercato, Engineering is a major Italian system and business integrator and a full outsourcer for the domestic market (private companies and Public Admistrations). Founded in 1980, Engineering holds today a 3% market share on IT services  and operates on all vertical markets as Finance, Central and Local Public Administration, Healthcare, Utility and Industry.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 29 September, 2003